        STATEMENTS

Exhibit 99.2

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	September 30, 2020	December 31, 2019
Assets
Current Assets
Cash and cash equivalents		$84,547	$151,649
Accounts receivable	4	106,786	176,119
Income tax receivable	14	173	27,770
Derivative financial assets	16	25,157	10,570
Other current assets		4,021	2,990
		220,684	369,098
Property, plant and equipment:
Oil and natural gas properties (full cost method)	5	932,569	1,547,362
Other capital assets, net	5	20,683	20,244
Property, plant and equipment		953,252	1,567,606
Right-of-use assets	10	36,110	48,729
Goodwill	6	—	194,015
Deferred income tax asset	14	503,518	372,502
Income tax receivable	14	—	13,852
Total Assets		$1,713,564	$2,565,802

Liabilities
Current liabilities
Accounts payable	7	$244,786	$291,540
Dividends payable		2,225	2,217
Current portion of long-term debt	8	108,683	105,998
Derivative financial liabilities	16	4,036	2,734
Current portion of lease liabilities	10	13,422	17,541
		373,152	420,030
Long-term debt	8	404,632	500,635
Asset retirement obligation	9	147,067	138,049
Lease liabilities	10	26,975	35,530
		578,674	674,214
Total Liabilities		951,826	1,094,244

Shareholders’ Equity
Share capital – authorized unlimited common shares, no par value Issued and outstanding: September 30, 2020 – 223 million shares December 31, 2019 – 222 million shares	15	3,096,969	3,088,094
Paid-in capital		45,363	59,490
Accumulated deficit		(2,721,173)	(1,984,365)
Accumulated other comprehensive income/(loss)		340,579	308,339
		761,738	1,471,558
Total Liabilities & Shareholders' Equity		$1,713,564	$2,565,802

Commitments and Contingencies	17

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

ENERPLUS 2020 Q3 REPORT               1

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

		Three months ended		Nine months ended
		September 30,		September 30,
(CDN$ thousands, except per share amounts) unaudited	Note	2020	2019	2020	2019
Revenues
Oil and natural gas sales, net of royalties	11	$191,944	$318,849	$542,140	$927,764
Commodity derivative instruments gain/(loss)	16	894	20,187	121,340	(37,258)
		192,838	339,036	663,480	890,506
Expenses
Operating		65,129	69,639	198,502	211,250
Transportation		32,209	39,019	101,544	107,113
Production taxes		13,610	23,581	36,741	59,638
General and administrative	12	8,392	16,651	41,071	54,041
Depletion, depreciation and accretion		62,147	94,423	237,224	258,649
Asset impairment	6	256,809	—	683,619	—
Goodwill impairment	6	—	—	202,767	—
Interest		6,339	7,912	22,301	24,998
Foreign exchange (gain)/loss	13	946	7,135	(3,198)	(17,142)
Other expense/(income)		123	(3,101)	6,195	(7,531)
		445,704	255,259	1,526,766	691,016
Income/(Loss) before taxes		(252,866)	83,777	(863,286)	199,490
Current income tax expense/(recovery)	14	(130)	26	(14,525)	(19,432)
Deferred income tax expense/(recovery)	14	(139,983)	18,570	(129,561)	49,499
Net Income/(Loss)		$(112,753)	$65,181	$(719,200)	$169,423

Other Comprehensive Income/(Loss)
Unrealized gain/(loss) on foreign currency translation		(21,559)	19,547	52,931	(51,017)
Foreign exchange gain/(loss) on net investment hedge with U.S. denominated debt	3,16	9,905	—	(20,691)	—
Total Comprehensive Income/(Loss)		$(124,407)	$84,728	$(686,960)	$118,406

Net income/(Loss) per share
Basic	15	$(0.51)	$0.28	$(3.23)	$0.72
Diluted	15	$(0.51)	$0.28	$(3.23)	$0.71

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

2               ENERPLUS 2020 Q3 REPORT

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Three months ended		Nine months ended
	September 30,		September 30,
(CDN$ thousands) unaudited	2020	2019	2020	2019
Share Capital
Balance, beginning of period	$3,096,969	$3,225,591	$3,088,094	$3,337,608
Purchase of common shares under Normal Course Issuer Bid	—	(99,513)	(4,731)	(215,936)
Share-based compensation – treasury settled	—	—	13,824	4,406
Cancellation of predecessor shares	—	—	(218)	—
Balance, end of period	$3,096,969	$3,126,078	$3,096,969	$3,126,078

Paid-in Capital
Balance, beginning of period	$48,758	$49,472	$59,490	$46,524
Share-based compensation – cash settled (tax withholding)	—	—	(7,232)	(4,952)
Share-based compensation – treasury settled	—	—	(13,824)	(4,406)
Share-based compensation – non-cash	(3,395)	4,703	6,929	17,009
Balance, end of period	$45,363	$54,175	$45,363	$54,175

Accumulated Deficit
Balance, beginning of period	$(2,601,744)	$(1,655,999)	$(1,984,365)	$(1,772,084)
Purchase of common shares under Normal Course Issuer Bid	—	34,741	2,195	60,780
Net income/(loss)	(112,753)	65,181	(719,200)	169,423
Cancellation of predecessor shares	—	—	218	—
Dividends declared ($0.01 per share)	(6,676)	(6,836)	(20,021)	(21,032)
Balance, end of period	$(2,721,173)	$(1,562,913)	$(2,721,173)	$(1,562,913)

Accumulated Other Comprehensive Income/(Loss)
Balance, beginning of period	$352,233	$318,377	$308,339	$388,941
Unrealized gain/(loss) on foreign currency translation	(21,559)	19,547	52,931	(51,017)
Foreign exchange gain/(loss) on net investment hedge with U.S. denominated debt	9,905	—	(20,691)	—
Balance, end of period	$340,579	$337,924	$340,579	$337,924
Total Shareholders’ Equity	$761,738	$1,955,264	$761,738	$1,955,264

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

ENERPLUS 2020 Q3 REPORT               3

Condensed Consolidated Statements of Cash Flows

		Three months ended		Nine months ended
		September 30,		September 30,
(CDN$ thousands) unaudited	Note	2020	2019	2020	2019
Operating Activities
Net income/(loss)		$(112,753)	$65,181	$(719,200)	$169,423
Non-cash items add/(deduct):
Depletion, depreciation and accretion		62,147	94,423	237,224	258,649
Asset impairment	6	256,809	—	683,619	—
Goodwill impairment	6	—	—	202,767	—
Changes in fair value of derivative instruments	16	19,214	(14,942)	(13,285)	52,033
Deferred income tax expense/(recovery)	14	(139,983)	18,570	(129,561)	49,499
Foreign exchange (gain)/loss on debt and working capital	13,16	487	8,615	(890)	(24,987)
Share-based compensation and general and administrative	12,15	(2,898)	4,899	8,285	17,568
Translation of U.S. dollar cash held in Canada	13	42	(1,469)	(2,670)	7,885
Asset retirement obligation expenditures	9	(1,905)	(2,926)	(13,032)	(8,819)
Changes in non-cash operating working capital	18	55,827	(12,545)	97,029	(15,503)
Cash flow from/(used in) operating activities		136,987	159,806	350,286	505,748

Financing Activities
Bank credit facility	8	(1,364)	—	—	—
Senior notes	8	—	—	(114,010)	(59,429)
Purchase of common shares under Normal Course Issuer Bid	15	—	(64,772)	(2,536)	(155,156)
Share-based compensation – cash settled (tax withholding)	15	—	—	(7,232)	(4,952)
Dividends	15,18	(6,676)	(6,907)	(20,013)	(21,180)
Cash flow from/(used in) financing activities		(8,040)	(71,679)	(143,791)	(240,717)

Investing Activities
Capital and office expenditures	18	(47,228)	(232,179)	(280,681)	(512,256)
Property and land acquisitions		(2,388)	(13,344)	(8,060)	(18,236)
Property divestments		583	(168)	6,098	9,855
Cash flow from/(used in) investing activities		(49,033)	(245,691)	(282,643)	(520,637)
Effect of exchange rate changes on cash and cash equivalents		(1,544)	2,009	9,046	(10,745)
Change in cash and cash equivalents		78,370	(155,555)	(67,102)	(266,351)
Cash and cash equivalents, beginning of period		6,177	252,531	151,649	363,327
Cash and cash equivalents, end of period		$84,547	$96,976	$84,547	$96,976

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

4               ENERPLUS 2020 Q3 REPORT

        NOTES

Notes to Condensed Consolidated Financial Statements

(unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements (“interim Consolidated Financial Statements”) and notes present the financial position and results of Enerplus Corporation (“the Company” or “Enerplus”) including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus’ head office is located in Calgary, Alberta, Canada.

2) BASIS OF PREPARATION

Enerplus’ interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the three and nine months ended September 30, 2020 and the 2019 comparative periods. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with Enerplus’ annual audited Consolidated Financial Statements as of December 31, 2019.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

i.Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. Actual results could differ from these estimates, and changes in estimates are recorded when known. Significant estimates made by management include: oil and natural gas reserves and related present value of future cash flows, depreciation, depletion and accretion (“DD&A”), impairment of property, plant and equipment, asset retirement obligations, income taxes, ability to realize deferred income tax assets, impairment assessments of goodwill and the fair value of derivative instruments. Enerplus uses the most current information available and exercises judgment in making these estimates and assumptions.

In early March 2020, the World Health Organization declared the coronavirus (“COVID-19”) outbreak a pandemic. Responses to the spread of COVID-19 have resulted in a challenging economic climate, with more volatile commodity prices and foreign exchange rates, and a decline in long-term interest rates. Although global economies have begun to recover, markets remain volatile and the timing of a full economic recovery remains uncertain. It is difficult to reliably estimate the length or severity of these developments and their financial impact. The impacts of the economic downturn to Enerplus have been considered in management’s estimates described above at September 30, 2020; however, estimates made during periods of extreme volatility are subject to a higher level of uncertainty and as a result, there may be further prospective material impacts in future periods.

3) ACCOUNTING POLICY CHANGES

Recently adopted accounting standards

a)Hedge Accounting

Effective January 1, 2020, the Company adopted hedge accounting in order to mitigate the foreign currency exposure related to its net investment in its U.S. subsidiary. The Company may designate certain U.S. dollar denominated debt as a hedge of its net investment in foreign operations for which the U.S. dollar is the functional currency. To be accounted for as a hedge, the U.S. dollar denominated debt must be designated an effective hedge, both at inception and on an ongoing basis. The required hedge documentation defines the relationship between the U.S. dollar denominated debt and the net investment in the U.S. subsidiary, as well as the Company’s risk management objective and strategy for undertaking the hedging transaction. The Company formally assesses, both at inception and on an ongoing basis, whether the changes in fair value of the U.S. dollar denominated debt are highly effective in offsetting changes in fair value of the net investment in the U.S. subsidiary. The unrealized foreign exchange gains and losses arising from the translation of the debt are recorded in Other Comprehensive Income/(Loss), net of tax, and are limited to the translation gain or loss on the net investment.

A reduction in the fair value of the net investment in the U.S. subsidiary or increase in the U.S. dollar denominated debt may result in a portion of the hedge becoming ineffective. If the hedging relationship ceases to be effective or is terminated, hedge accounting is not applied and subsequent gains or losses are recorded through net income/(loss).

ENERPLUS 2020 Q3 REPORT               5

b)Impairment of Financial Instruments

Enerplus adopted ASC 326 – Financial Instruments – Credit Losses effective January 1, 2020 using the modified retrospective method, with the cumulative effect on comparative periods reflected as an adjustment to retained earnings, if applicable. The adoption of the standard had no impact on the interim Consolidated Financial Statements, with the exception of the revised disclosures which are detailed in Note 16. As a result of this adoption, Enerplus has revised its accounting policy for financial instruments as follows:

The Company has adopted the current expected credit loss model for its accounts receivable, which requires the use of a lifetime expected loss provision. In making an assessment as to whether financial assets are credit-impaired, the Company considers: (i) historically realized bad debts; (ii) a counterparty’s present financial condition and whether a counterparty has breached certain contracts; (iii) the probability that a counterparty will enter bankruptcy or other financial reorganization; (iv) changes in economic conditions that correlate to increased levels of default; and (v) the term to maturity of the specified receivable. The carrying amounts of receivables are reduced by the amount of the expected credit loss through an allowance account and losses are recognized within general and administrative expense in the Consolidated Statement of Income/(Loss). If the Company subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account.

c)Goodwill

Enerplus adopted ASU 2017-04, Intangibles – Goodwill and Other: Simplifying the Test for Goodwill Impairment (Topic 350) effective January 1, 2020 using the prospective method. The amended standard simplifies the goodwill impairment test. As a result of this adoption, Enerplus has revised its accounting policy for goodwill as follows:

Goodwill is assessed for impairment annually or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Enerplus first performs a qualitative assessment to determine whether events or changes in circumstances indicate that goodwill may be impaired. If it is more likely than not that the fair value of the reporting unit is less than its carrying value, quantitative impairment tests are performed. If the carrying value of the reporting unit exceeds its fair value, goodwill is written down to the reporting unit’s fair value, with an offsetting charge to earnings in the Consolidated Statements of Income/(Loss). The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

4) ACCOUNTS RECEIVABLE

($ thousands)	September 30, 2020	December 31, 2019
Accrued revenue	$85,896	$142,048
Accounts receivable – trade	24,451	37,736
Allowance for doubtful accounts	(3,561)	(3,665)
Total accounts receivable, net of allowance for doubtful accounts	$106,786	$176,119

5) PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

		Accumulated Depletion,
As of September 30, 2020		Depreciation, and
($ thousands)	Cost	Impairment	Net Book Value
Oil and natural gas properties(1)	$15,524,889	$(14,592,320)	$932,569
Other capital assets	128,266	(107,583)	20,683
Total PP&E	$15,653,155	$(14,699,903)	$953,252

		Accumulated Depletion,
As of December 31, 2019		Depreciation, and
($ thousands)	Cost	Impairment	Net Book Value
Oil and natural gas properties(1)	$15,088,724	$(13,541,362)	$1,547,362
Other capital assets	125,265	(105,021)	20,244
Total PP&E	$15,213,989	$(13,646,383)	$1,567,606
(1)	All of the Company’s unproved properties are included in the full cost pool.

6               ENERPLUS 2020 Q3 REPORT

6) IMPAIRMENT

a)	Impairment of PP&E

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2020	2019	2020	2019
Oil and natural gas properties:
Canada cost centre	$23,349	$—	$100,849	$—
U.S. cost centre	233,460	—	582,770	—
Impairment expense	$256,809	$—	$683,619	$—

The PP&E impairments for the three and nine months ended September 30, 2020 were due to lower twelve month average trailing crude oil and natural gas prices. There was no PP&E impairment recorded for the nine months ended September 30, 2019. If commodity prices remain at current levels, the twelve month average trailing prices will decline further, impacting Enerplus’ ceiling value and resulting in an increased risk of future PP&E impairment.

The following table outlines the twelve month average trailing benchmark prices and exchange rates used in Enerplus’ ceiling tests from September 30, 2019 through September 30, 2020:

	WTI Crude Oil	Edm Light Crude	U.S. Henry Hub	Exchange Rate
Period	US$/bbl	CDN$/bbl	Gas US$/Mcf	US$/CDN$
Q3 2020	$43.63	$50.03	$1.97	1.34
Q2 2020	47.37	54.94	2.08	1.34
Q1 2020	55.96	66.42	2.30	1.33
Q4 2019	55.85	66.73	2.58	1.33
Q3 2019	57.77	62.79	2.83	1.33

b)	Impairment of Goodwill

Enerplus recorded goodwill impairment of $202.8 million related to its U.S. reporting unit for the nine months ended September 30, 2020 (December 31, 2019 - $451.1 million for the Canadian reporting unit). The impairment was a result of the deteriorating macroeconomic conditions and low commodity prices due to the COVID-19 pandemic, which resulted in a reduction in the fair value of the U.S. reporting unit. The estimated fair value at June 30, 2020 of the U.S. reporting unit for the goodwill impairment test was based on its reserve values at forecast prices and costs. At September 30, 2020, there was no goodwill remaining on the Company’s Condensed Consolidated Balance Sheet.

7) ACCOUNTS PAYABLE

($ thousands)	September 30, 2020	December 31, 2019
Accrued payables	$108,271	$105,928
Accounts payable – trade	136,515	185,612
Total accounts payable	$244,786	$291,540

8) DEBT

($ thousands)	September 30, 2020	December 31, 2019
Current:
Senior notes	$108,683	$105,998
Long-term:
Bank credit facility	—	—
Senior notes	404,632	500,635
Total debt	$513,315	$606,633

ENERPLUS 2020 Q3 REPORT               7

The terms and rates of the Company’s outstanding senior notes are provided below:

				Original	Remaining	CDN$ Carrying
	Interest		Coupon	Principal	Principal	Value
Issue Date	Payment Dates	Principal Repayment	Rate	($ thousands)	($ thousands)	($ thousands)
September 3, 2014	March 3 and Sept 3	5 equal annual installments beginning September 3, 2022	3.79%	US$200,000	US$105,000	$139,850
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000	26,638
May 15, 2012	May 15 and Nov 15	4 equal annual installments beginning May 15, 2021	4.40%	US$355,000	US$238,400	317,525
June 18, 2009	June 18 and Dec 18	Final installment on June 18, 2021	7.97%	US$225,000	US$22,000	29,302
			Total carrying value			$513,315

During the nine months ended September 30, 2020, Enerplus made its fourth US$22 million principal repayment on its 2009 senior notes and its first US$59.6 million principal repayment on its 2012 senior notes. During the nine months ended September 30, 2019, Enerplus made its third US$22 million principal repayment on its 2009 senior notes and a $30 million bullet repayment on its 2012 senior notes.

9) ASSET RETIREMENT OBLIGATION

($ thousands)	September 30, 2020	December 31, 2019
Balance, beginning of year	$138,049	$126,112
Change in estimates	15,416	23,362
Property acquisitions and development activity	2,185	2,068
Divestments	(1,031)	(2,760)
Settlements	(13,032)	(16,715)
Accretion expense	5,480	5,982
Balance, end of period	$147,067	$138,049

Enerplus has estimated the present value of its asset retirement obligation to be $147.1 million at September 30, 2020 based on a total undiscounted liability of $354.8 million (December 31, 2019 – $138.0 million and $344.7 million, respectively). The asset retirement obligation was calculated using a weighted average credit-adjusted risk-free rate of 5.35% (December 31, 2019 –5.50%).

10) LEASES

The Company incurs lease payments related to office space, drilling rig commitments, vehicles and other equipment. Leases are entered into and exited in coordination with specific business requirements which include the assessment of the appropriate durations for the related leased assets. Short-term leases with a lease term of 12 months or less are not recorded on the Condensed Consolidated Balance Sheet. Such items are charged to operating expenses and general and administrative expenses in the Condensed Consolidated Statement of Income/(Loss), unless the costs are included in the carrying amount of another asset in accordance with U.S. GAAP.

($ thousands)	September 30, 2020	December 31, 2019
Assets
Operating right-of-use assets	$36,110	$48,729

Liabilities
Current operating lease liabilities	$13,422	$17,541
Non-current operating lease liabilities	26,975	35,530

Weighted average remaining lease term (years)
Operating leases	4.1	4.3

Weighted average discount rate
Operating leases	4.1%	4.1%

8               ENERPLUS 2020 Q3 REPORT

The components of lease expense for the three and nine months ended September 30, 2020 are as follows:

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2020	2019	2020	2019
Operating lease cost	$3,649	$5,004	$12,964	$14,695
Variable lease cost	708	—	1,215	469
Short-term lease cost	1,329	4,603	8,506	12,535
Sublease income	(345)	(281)	(889)	(781)
Total	$5,341	$9,326	$21,796	$26,918

Maturities of lease liabilities, all of which are classified as operating leases at September 30, 2020 are as follows:

($ thousands)	Operating Leases
2020	$3,735
2021	14,748
2022	8,206
2023	6,981
2024	6,248
After 2025	4,080
Total lease payments	$43,998
Less imputed interest	(3,601)
Total discounted lease payments	$40,397
Current portion of lease liabilities	$13,422
Non-current portion of lease liabilities	$26,975

Supplemental information related to leases is as follows:

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2020	2019	2020	2019
Cash amounts paid to settle lease liabilities:
Operating cash flow used for operating leases	$3,480	$4,878	$12,322	$14,142
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$266	$618	$(2,683)	$20,585

11) OIL AND NATURAL GAS SALES

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2020	2019	2020	2019
Oil and natural gas sales	$239,920	$401,769	$680,777	$1,161,351
Royalties(1)	(47,976)	(82,920)	(138,637)	(233,587)
Oil and natural gas sales, net of royalties	$191,944	$318,849	$542,140	$927,764
(1)	Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).

Oil and natural gas revenue by country and by product for the three and nine months ended September 30, 2020 and 2019 are as follows:

Three months ended September 30, 2020	Total revenue, net		Natural	Natural gas
($ thousands)	of royalties(1)	Crude oil(2)	gas(2)	liquids(2)	Other(3)
Canada	$27,686	$23,248	$3,349	$791	$298
United States	164,258	134,674	25,302	4,269	13
Total	$191,944	$157,922	$28,651	$5,060	$311

Three months ended September 30, 2019	Total revenue, net		Natural	Natural gas
($ thousands)	of royalties(1)	Crude oil(2)	gas(2)	liquids(2)	Other(3)
Canada	$38,772	$34,309	$2,317	$1,510	$636
United States	280,077	236,609	42,766	702	—
Total	$318,849	$270,918	$45,083	$2,212	$636
(1)	Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).
(2)	U.S. sales of crude oil and natural gas relate primarily to the Company’s North Dakota and Marcellus properties, respectively. Canadian crude oil sales relate primarily to the Company’s waterflood properties.
(3)	Includes third party processing income.

ENERPLUS 2020 Q3 REPORT               9

Nine months ended September 30, 2020	Total revenue, net		Natural	Natural gas
($ thousands)	of royalties(1)	Crude oil(2)	gas(2)	liquids(2)	Other(3)
Canada	$67,804	$54,957	$8,858	$2,450	$1,539
United States	474,336	378,502	88,738	7,013	83
Total	$542,140	$433,459	$97,596	$9,463	$1,622

Nine months ended September 30, 2019	Total revenue, net		Natural	Natural gas
($ thousands)	of royalties(1)	Crude oil(2)	gas(2)	liquids(2)	Other(3)
Canada	$139,049	$115,115	$16,388	$5,578	$1,968
United States	788,715	612,277	167,688	8,750	—
Total	$927,764	$727,392	$184,076	$14,328	$1,968
(1)	Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).
(2)	U.S. sales of crude oil and natural gas relate primarily to the Company’s North Dakota and Marcellus properties, respectively. Canadian crude oil sales relate primarily to the Company’s waterflood properties.
(3)	Includes third party processing income.

12) GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2020	2019	2020	2019
General and administrative expense	$11,527	$11,878	$33,093	$36,105
Share-based compensation expense	(3,135)	4,773	7,978	17,936
General and administrative expense(1)	$8,392	$16,651	$41,071	$54,041
(1)	Includes cash and non-cash amounts.

13) FOREIGN EXCHANGE

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2020	2019	2020	2019
Realized:
Foreign exchange (gain)/loss	$417	$(11)	$362	$(40)
Translation of U.S. dollar cash held in Canada (gain)/loss	42	(1,469)	(2,670)	7,885
Unrealized:
Translation of U.S. dollar debt and working capital (gain)/loss	487	8,615	(890)	(24,987)
Foreign exchange (gain)/loss	$946	$7,135	$(3,198)	$(17,142)

Effective January 1, 2020, the Company elected to apply net investment hedge accounting. Any unrealized foreign exchange gain or loss recorded on certain U.S. dollar denominated debt held in Canada after adoption has been reflected in Other Comprehensive Income/(Loss) on the Consolidated Statements of Income/(Loss). See Note 3 for further details.

14) INCOME TAXES

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2020	2019	2020	2019
Current tax
Canada	$—	$—	$—	$(13,941)
United States	(130)	26	(14,525)	(5,491)
Current tax expense/(recovery)	(130)	26	(14,525)	(19,432)
Deferred tax
Canada	$(80,549)	$2,250	$18,303	$7,499
United States	(59,434)	16,320	(147,864)	42,000
Deferred tax expense/(recovery)	(139,983)	18,570	(129,561)	49,499
Income tax expense/(recovery)	$(140,113)	$18,596	$(144,086)	$30,067

The difference between the expected income taxes based on the statutory income tax rate and the effective income taxes for the current and prior period is impacted by the following: expected annual earnings, recognition or reversal of valuation allowance, foreign rate differentials for foreign operations, statutory and other rate differentials, non-taxable portions of capital gains and losses, and share-based compensation.

10               ENERPLUS 2020 Q3 REPORT

Each period, Enerplus assesses the recoverability of its deferred tax assets to determine whether it is more likely than not all or a portion of its deferred tax assets will not be realized. In making that assessment, the Company considers available positive and negative evidence including future taxable income and reversing existing temporary differences. Enerplus has evaluated its overall net deferred income tax asset and concluded that it is more likely than not that a portion of its Canadian deferred income tax assets will be realized as there is sufficient future taxable income to realize the benefit. As a result, for the three months ended September 30, 2020, Enerplus has recovered a portion of the valuation allowance previously recorded against the Canadian deferred income tax assets. No valuation allowance was recorded against the Company's U.S. deferred income tax assets. This assessment is primarily the result of projecting future taxable income using total proved and probable reserves at forecast average prices and costs. There is risk of further valuation allowance in future periods if commodity prices weaken or other evidence indicates that more of the Company's deferred income tax assets will not be realized. After recording the valuation allowance recovery, the Company's overall net deferred income tax asset was $503.5 million as at September 30, 2020 (December 31, 2019 - $372.5 million).

During the nine months ended September 30, 2020, Enerplus recorded an additional current tax recovery of $14.5 million for the final year of the U.S. Alternative Minimum Tax (“AMT”) refund.

15) SHAREHOLDERS’ EQUITY

a) Share Capital

	Nine months ended		Year ended
Authorized unlimited number of common shares issued:	September 30, 2020		December 31, 2019
(thousands)	Shares	Amount	Shares	Amount
Balance, beginning of year	221,744	$3,088,094	239,411	$3,337,608

Issued/(Purchased) for cash:
Purchase of common shares under Normal Course Issuer Bid	(340)	(4,731)	(18,231)	(253,920)

Non-cash:
Share-based compensation – treasury settled(1)	1,160	13,824	564	4,406
Cancellation of predecessor shares	(16)	(218)	—	—
Balance, end of period	222,548	$3,096,969	221,744	$3,088,094
(1)	The amount of shares issued on LTI settlement is net of employee withholding taxes.

Dividends declared to shareholders for the three and nine months ended September 30, 2020 were $6.7 million and $20.0 million, respectively (2019 – $6.8 million and $21.0 million, respectively).

Enerplus’ Normal Course Issuer Bid (“NCIB”) expired on March 25, 2020. The Company chose not to renew the NCIB upon expiry in order to conserve capital and preserve its liquidity. All repurchases were made in accordance with the NCIB at prevailing market prices plus brokerage fees, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to accumulated deficit.

During the nine months ended September 30, 2020, the Company repurchased 340,434 common shares under the NCIB at an average price of $7.44 per share, for total consideration of $2.5 million. Of the amount paid, $4.7 million was charged to share capital and $2.2 million was credited to accumulated deficit.

During the nine months ended September 30, 2019, the Company repurchased 15,503,891 common shares under the previous NCIB at an average price of $10.00 per share, for total consideration of $155.1 million. Of the amount paid, $215.9 million was charged to share capital and $60.8 million was credited to accumulated deficit.

ENERPLUS 2020 Q3 REPORT               11

b) Share-based Compensation

The following table summarizes Enerplus’ share-based compensation expense, which is included in General and Administrative expense on the Condensed Consolidated Statements of Income/(Loss):

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2020	2019	2020	2019
Cash:
Long-term incentive plans (recovery)/expense	$(738)	$56	$(2,299)	$767
Non-cash:
Long-term incentive plans	(2,781)	4,703	8,458	17,009
Equity swap (gain)/loss	384	14	1,819	160
Share-based compensation expense	$(3,135)	$4,773	$7,978	$17,936

i) Long-term Incentive (“LTI”) Plans

The following table summarizes the Performance Share Unit (“PSU”), Restricted Share Unit (“RSU”) and Director Deferred Share Unit (“DSU”) and Director RSU (“DRSU”) activity for the nine months ended September 30, 2020:

	Cash-settled LTI plans	Equity-settled LTI plans		Total
(thousands of units)	Director Plans	PSU(1)	RSU
Balance, beginning of year	422	2,139	1,531	4,092
Granted	128	1,178	1,123	2,429
Vested	—	(652)	(741)	(1,393)
Forfeited	(2)	(88)	(73)	(163)
Balance, end of period	548	2,577	1,840	4,965
(1)	Based on underlying awards before any effect of the performance multiplier.

Cash-settled LTI Plans

For the three and nine months ended September 30, 2020, the Company recorded a cash share-based compensation recovery of $0.7 million and $2.3 million, respectively (September 30, 2019 – expense of $0.1 million and $0.8 million, respectively).

As of September 30, 2020, a liability of $1.3 million (December 31, 2019 – $3.9 million) with respect to the Director DSU and DRSU plans has been recorded to Accounts Payable on the Condensed Consolidated Balance Sheets.

Equity-settled LTI Plans

The following table summarizes the cumulative share-based compensation expense recognized to-date, which is recorded to Paid-in Capital on the Condensed Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At September 30, 2020 ($ thousands, except for years)	PSU(1)	RSU	Total
Cumulative recognized share-based compensation expense	$15,202	$11,594	$26,796
Unrecognized share-based compensation expense	9,667	7,677	17,344
Fair value	$24,869	$19,271	$44,140
Weighted-average remaining contractual term (years)	1.9	1.5
(1)	Includes estimated performance multipliers.

For the nine months ended September 30, 2020, $7.2 million (2019 – $5.0 million) in cash withholding taxes were paid on the PSU and RSU settlements.

ii) Stock Option Plan

At September 30, 2020 all stock options are fully vested and any related non-cash share-based compensation expense has been fully recognized. All remaining outstanding stock options expired in March 2020.

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c) Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

	Three months ended September 30,		Nine months ended September 30,
(thousands, except per share amounts)	2020	2019	2020	2019
Net income/(loss)	$(112,753)	$65,181	$(719,200)	$169,423

Weighted average shares outstanding – Basic	222,548	228,908	222,487	234,403
Dilutive impact of share-based compensation(1)	—	2,621	—	2,996
Weighted average shares outstanding – Diluted	222,548	231,529	222,487	237,399
Net income/(loss) per share
Basic	$(0.51)	$0.28	$(3.23)	$0.72
Diluted	$(0.51)	$0.28	$(3.23)	$0.71
(1)	For the three and nine months ended September 30, 2020, the impact of share-based compensation was anti-dilutive as a conversion to shares would not increase the loss per share.

16) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At September 30, 2020, the carrying value of cash, accounts receivable, accounts payable, and dividends payable approximated their fair value due to the short-term maturity of the instruments.

At September 30, 2020, the senior notes had a carrying value of $513.3 million and a fair value of $508.9 million (December 31, 2019 – $606.6 million and $613.8 million, respectively).

The fair value of derivative contracts and senior notes are considered level 2 fair value measurements. There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The derivative financial assets and liabilities on the Condensed Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value for the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30,		Nine months ended September 30,		Income Statement
Gain/(Loss) ($ thousands)	2020	2019	2020	2019	Presentation
Equity Swaps	$(384)	$(14)	$(1,819)	$(160)	G&A expense
Commodity Derivative Instruments:
Oil	(18,830)	20,505	15,104	(42,807)	Commodity derivative
Gas	—	(5,549)	—	(9,066)	instruments
Total	$(19,214)	$14,942	$13,285	$(52,033)

The following table summarizes the effects of Enerplus’ commodity derivative instruments on the Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss):

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2020	2019	2020	2019
Change in fair value gain/(loss)	$(18,830)	$14,956	$15,104	$(51,873)
Net realized cash gain/(loss)	19,724	5,231	106,236	14,615
Commodity derivative instruments gain/(loss)	$894	$20,187	$121,340	$(37,258)

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The following table summarizes the fair values of derivative financial instruments at the respective period ends:

	September 30, 2020		December 31, 2019
	Assets	Liabilities	Assets	Liabilities
($ thousands)	Current	Current	Current	Current
Equity Swaps	$—	$4,036	$—	$2,217
Commodity Derivative Instruments:
Oil	25,157	—	10,570	517
Total	$25,157	$4,036	$10,570	$2,734

c) Risk Management

i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivatives and physical delivery sales contracts. Enerplus’ policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes, net of royalties and production taxes.

The following tables summarize the Company’s price risk management positions at November 5, 2020:

Crude Oil Instruments:

Instrument Type(1)(2)	bbls/day	US$/bbl

Oct 1, 2020 – Dec 31, 2020
WTI Purchased Put	21,000	57.20
WTI Sold Put	21,000	47.14
WTI Sold Call	5,000	65.00
WTI – Brent Swap (Purchase)	4,400	(8.03)
WTI – Brent Swap (Sale)	4,400	(3.62)

Jan 1, 2021 - Jun 30, 2021
WTI Purchased Put	10,000	40.80
WTI Sold Put	10,000	32.00
WTI Sold Call	10,000	51.43
(1)	Transactions with a common term have been aggregated and presented at a weighted average price/bbl before premiums.
(2)	The total average deferred premium on outstanding hedges is US$2.04/bbl from October 1, 2020 to December 31, 2020 and US$0.42/bbl from January 1, 2021 to June 30, 2021.

Natural Gas Instruments:

Instrument Type(1)	MMcf/day	US$/Mcf

Apr 1, 2021 – Oct 31, 2021
NYMEX Swap	40.0	2.96
(1)	Transactions with a common term have been aggregated and presented at a weighted average price/Mcf.

Enerplus has fixed physical differential sales agreements for approximately 18,500 bbls/day in North Dakota at an estimated price of approximately US$5.50/bbl below WTI for the remainder of 2020.

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, U.S. dollar denominated senior notes, cash deposits and working capital. Additionally, Enerplus’ crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. To mitigate exposure to fluctuations in foreign exchange, Enerplus may enter into foreign exchange derivatives. At September 30, 2020, Enerplus did not have any foreign exchange derivatives outstanding.

14               ENERPLUS 2020 Q3 REPORT

Enerplus may designate certain U.S. dollar denominated debt as a hedge of its net investment in foreign operations for which the U.S. dollar is the functional currency. The unrealized foreign exchange gains and losses arising from the translation of the debt are recorded in Other Comprehensive Income/(Loss), net of tax, and are limited to the translation gain or loss on the net investment. At September 30, 2020, Enerplus designated all of its US$385.4 million senior notes as a hedge of the Company’s net investment in its U.S. subsidiary. For the three and nine months ended September 30, 2020, Enerplus recorded a $9.9 million gain and $20.7 million loss, net of tax of nil, respectively, on its net investment hedge.

Interest Rate Risk:

At September 30, 2020, approximately all of Enerplus’ debt was based on fixed interest rates and Enerplus had no interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 15. Enerplus has entered into various equity swaps maturing in 2020 that effectively fix the future settlement cost on a portion of its cash settled LTI plans.

ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables. Enerplus has appropriate policies and procedures in place to manage its credit risk; however, given the recent rapid decline in commodity prices, Enerplus is subject to an increased risk of financial loss due to non-performance or insolvency of its counterparties.

Enerplus mitigates credit risk through credit management techniques including conducting financial assessments to establish and monitor counterparties’ credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus’ maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At September 30, 2020, approximately 85% of Enerplus’ marketing receivables were with companies considered investment grade.

Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts of future payments or seeking other remedies including legal action. Enerplus’ allowance for doubtful accounts balance at September 30, 2020 was $3.6 million (December 31, 2019 – $3.7 million).

iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt, net of cash and cash equivalents and share capital. Enerplus’ objective is to provide adequate short and long term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, share repurchases, access to capital markets, and acquisition and divestment activity.

At September 30, 2020, the Company was in full compliance with all covenants under the bank credit facility and outstanding senior notes. If the Company exceeds or anticipates exceeding its covenants, the Company may be required to repay, refinance or renegotiate the terms of the debt.

17) COMMITMENTS AND CONTINGENCIES

As of the date of this report, there were no material changes to Enerplus’ contractual obligations and commitments outside the ordinary course of business as reported in the Company’s annual audited Consolidated Financial Statements as of December 31, 2019.

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

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18) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2020	2019	2020	2019
Accounts receivable	$43,832	$(638)	$111,091	$22,763
Other assets	(831)	(6,034)	(1,031)	(4,170)
Accounts payable	12,826	(5,873)	(13,031)	(34,096)
	$55,827	$(12,545)	$97,029	$(15,503)

b) Changes in Other Non-Cash Working Capital

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2020	2019	2020	2019
Non-cash financing activities(1)	$—	$(71)	$8	$(148)
Non-cash investing activities(2)	(11,013)	(77,780)	(37,912)	13,360
(1)	Relates to changes in dividends payable and included in dividends on the Condensed Consolidated Statements of Cash Flows.
(2)	Relates to changes in accounts payable for capital and office expenditures and included in capital and office expenditures on the Condensed Consolidated Statements of Cash Flows.

c) Other

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2020	2019	2020	2019
Income taxes paid/(received)	$(29,068)	$(11,985)	$(59,164)	$(69,584)
Interest paid	3,227	4,016	19,481	21,665

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